BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Balance, December 31, 2015	$	343,799
Member Distributions		(4,951,516)
Net Income		5,235,670
Balance, December 31, 2016	$	627,953

See accompanying notes.